Exhibit 99.2

APPENDIX A

Audited Financial Statements of AirLink Communications, Inc.
for the years ended December 31, 2006 and December 31, 2005

AIRLINK COMMUNICATIONS, INC.

Financial Statements for the Years Ended
December 31, 2006 and 2005
and Independent Auditor’s Report

AIRLINK COMMUNICATIONS, INC.

TABLE OF CONTENTS

Page
INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Balance Sheets	2

Statements of Income	3

Statement of Stockholders’ Equity (Deficit)	4

Statements of Cash Flows	5-6

Notes to Financial Statements	7-21

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
AirLink Communications, Inc.
Hayward, California

We have audited the accompanying balance sheets of AirLink Communications, Inc. as of December 31, 2006 and 2005 and the related statements of income, stockholders’ equity (deficit) and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AirLink Communications, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards
No. 123 (Revised 2004), Share-Based Payment.

/s/Perisho Tombor Ramirez Filler & Brown PC
San Jose, California, USA

May 14, 2007

AIRLINK COMMUNICATIONS, INC.

BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
CURRENT ASSETS:
Cash	$2,877,602	$1,202,325
Accounts receivable, net of allowance for doubtful accounts of $175,585 in 2006 and $285,094 in 2005	3,402,650	1,848,132
Note receivable – trade	19,507	132,183
Inventories	3,760,810	1,818,630
Prepaid expenses and other	159,857	124,201
Deferred income taxes	1,101,013	—

Total current assets	11,321,439	5,125,471

PROPERTY AND EQUIPMENT, net	315,788	298,074

OTHER ASSETS:
Deferred loan fees	131,154	240,577
Deferred income taxes	113,767	—
Deposits	—	13,603

	244,921	254,180

TOTAL ASSETS	$11,882,148	$5,677,725

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$2,383,900	$1,741,601
Accrued salaries and wages	424,459	304,252
Other accrued liabilities	496,074	497,599
Deferred revenue	533,287	1,354,173
Notes payable, current maturities	1,182,935	43,286

Total current liabilities	5,020,655	3,940,911

NOTES PAYABLE, less current maturities	2,484,761	2,145,741

	7,505,416	6,086,652
STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, Series D, no par value, 17,200,000 shares authorized; 12,613,431 shares issued and outstanding in both years	2,677,915	2,677,915
Preferred stock, Series C, no par value, 1,700,000 shares authorized; 1,700,000 shares issued and outstanding in both years	1,563,939	1,563,939
Preferred stock, Series B, no par value, 3,250,000 shares authorized; 3,212,158 shares issued and outstanding in both years	1,143,101	1,143,101
Common stock, no par value, 40,000,000 shares authorized; 8,554,908 shares in 2006 and 8,357,293 shares in 2005 issued and outstanding	1,215,485	1,171,222
Warrants – Preferred stock, Series D	251,000	251,000
Accumulated deficit	(2,474,708)	(7,216,104)
Total stockholders’ equity (deficit)	4,376,732	(408,927)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$11,882,148	$5,677,725

The accompanying notes are an integral part of these financial statements.

AIRLINK COMMUNICATIONS, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
NET SALES	$24,928,348	$19,769,270

COST OF SALES	14,056,530	11,433,998

GROSS PROFIT	10,871,818	8,335,272

OPERATING EXPENSES:
Marketing and sales	3,422,683	2,854,752
General and administrative	1,838,079	1,635,328
Engineering	1,606,079	1,500,218

	6,866,841	5,990,298

INCOME FROM OPERATIONS	4,004,977	2,344,974

OTHER EXPENSES:
Interest expense	(417,401)	(239,456)
Other, net	(4,689)	(206,411)

	(422,090)	(445,867)

INCOME BEFORE INCOME TAXES	3,582,887	1,899,107

INCOME TAXES BENEFIT (EXPENSE)	1,158,509	(2,532)

NET INCOME	$4,741,396	$1,896,575

The accompanying notes are an integral part of these financial statements.

AIRLINK COMMUNICATIONS, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2006 AND 2005

												Total
	Series D		Series C		Series B				Warrants -			Stockholders’
	Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Series D Preferred Stock		Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	(Deficit)	(Deficit)

Balances, January 1, 2005	12,613,431	$2,677,915	1,700,000	$1,563,939	3,212,158	$1,143,101	8,340,929	$1,169,422	3,596,137	$101,400	$(9,112,679)	$(2,456,902)

Issuance of common stock from exercise of stock options	—	—	—	—	—	—	16,364	1,800	—	—	—	1,800

Issuance of warrant in connection with loan agreement	—	—	—	—	—	—	—	—	908,798	149,600	—	149,600

Net income	—	—	—	—	—	—	—	—	—	—	1,896,575	1,896,575

Balances, December 31, 2005	12,613,431	2,677,915	1,700,000	1,563,939	3,212,158	1,143,101	8,357,293	1,171,222	4,504,935	251,000	(7,216,104)	(408,927)

Issuance of common stock from exercise of stock options	—	—	—	—	—	—	197,615	44,263	—	—	—	44,263

Net income	—	—	—	—	—	—	—	—	—	—	4,741,396	4,741,396

Balances, December 31, 2006	12,613,431	$2,677,915	1,700,000	$1,563,939	3,212,158	$1,143,101	8,554,908	$1,215,485	4,504,935	$251,000	$(2,474,708)	$4,376,732

The accompanying notes are an integral part of these financial statements.

AIRLINK COMMUNICATIONS, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES:
Net income	$4,741,396	$1,896,575
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	(109,509)	(116,085)
Depreciation	110,932	62,754
Amortization of deferred loan fees	158,331	—
Deferred income taxes	(1,214,780)	—
Exercise of stock options in lieu of employee compensation	42,938	—
Accrued interest on notes payable	—	8,092
Changes in operating assets and liabilities:
Accounts receivable	(1,445,009)	329,184
Note receivable – trade	112,676	(132,183)
Inventories	(1,942,180)	3,134,279
Prepaid expenses and other	(22,054)	(9,556)
Deposits	—	(5,000)
Accounts payable to unrelated parties	642,299	695,486
Accounts payable to officers	—	(103,712)
Accrued salaries and wages	120,207	(18,924)
Other accrued liabilities	(1,525)	295,790
Deferred revenue	(820,886)	(6,275,470)
Net cash provided by (used in) operating activities	372,836	(238,770)

INVESTING ACTIVITIES:
Purchase of equipment	(128,646)	(61,260)
Net cash used in investing activities	(128,646)	(61,260)

FINANCING ACTIVITIES:
Borrowings under note payable	1,500,000	844,009
Borrowings under revolving loan agreement, net	—	662,669
Repayment of notes payable	(70,238)	(40,380)
Issuance costs in connection with loan agreement	—	(350,000)
Cash proceeds from issuance of common stock	1,325	1,800
Net cash provided by financing activities	1,431,087	1,118,098

NET INCREASE IN CASH	1,675,277	818,068

CASH, beginning of year	1,202,325	384,257

CASH, end of year	$2,877,602	$1,202,325

(Continued)

AIRLINK COMMUNICATIONS, INC.

STATEMENTS OF CASH FLOWS (Continued)

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$147,985	$162,345
Income taxes	$52,800	$45,800

NONCASH INVESTING AND FINANCING ACTIVITIES:
Repayment of borrowings under revolving loan from note payable	$—	$1,155,991
Issuance of warrant for the purchase 908,798 shares of Series D preferred stock in connection with loan agreement	$—	$149,600

The accompanying notes are an integral part of these financial statements.

AIRLINK COMMUNICATIONS, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                           THE COMPANY

AirLink Communications, Inc. (the “Company” or “Airlink”) was incorporated in California in August 1993.  The Company is a provider of wireless data solutions that enable pervasive connectivity to fixed and mobile assets to customers, including carriers, dealers, resellers, solutions providers and other strategic end-user customers.  AirLink has been a pioneer in the wireless data field for over 13 years, with an installed base of over 150,000 devices.

As of May 14, 2007, the Company is under a definitive agreement stipulating the terms of its acquisition by another company (see Note 12).

2.                           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates  -  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, and the reported amounts of revenues and expenses during the reporting period.  Such estimates and assumptions, including allowances for doubtful accounts and inventory obsolescence reserves, fair value of warrants and the valuation allowance for deferred income tax assets, primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, actual results could differ from those estimates.

Revenue Recognition  -  The Company recognizes revenue in accordance with Staff Accounting Bulletin 104, “Revenue Recognition” (SAB 104), which provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues.

Revenue recognized for hardware product sales was 97% of net sales for the years ended December 31, 2006 and 2005. The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, collectibility is reasonably assured, no right of return exists and there are no post-delivery obligations other than standard warranty commitments. Under these criteria, product revenue is generally recognized upon shipment.

Beginning in 2003, in response to certain carriers announcing their pending shut off of the CDPD (“Cellular Digital Packet Data”) networks, the Company offered certain programs to encourage continued sales of their current technology product.  The first of these programs was called the NGE (or “Next Generation Equipment”) program, whereby customers could elect to pay a fee for the right to upgrade their product to the next generation version when available.  The Company deferred an amount equal to the expected upgrade product cost for each unit sold under this program because the expected upgrade cost exceeds the upgrade fee paid by the customer.  The Company tracks units sold with the upgrade right separately from product sold without the upgrade right, and the associated deferred revenue is recognized as the upgrade product is shipped.  Deferred revenue attributable to this program is $433,895 and $752,024 as of December 31, 2006 and 2005, respectively.

Revenue Recognition (continued)  –  A second program encompassed all products operating on the CDPD network not covered under the NGE program and was called the WSEG (or “Wireless Service Equipment Guarantee”) program.  The program provided for a credit toward the purchase of a next generation product of 90% of the unamortized five-year life to the network shut off date from the product purchase date applied to the original product’s selling price.  Beginning in the first quarter of 2004, sales were no longer eligible for this program.  When the product under this program was sold, revenue representing 90% of the unamortized lives to the network shut off date was deferred.  This revenue is then recognized based on actual trade-ins and as the rights expire over time on a straight-line basis.  Deferred Revenue includes $25,528 and $499,502 under this program as of December 31, 2006 and 2005, respectively, and net sales and gross profit includes $473,974 and $1,282,913 in 2006 and 2005, respectively.  While the Company did not expect that all customers would tender the credit for upgraded product, the Company had no historical data with which to estimate expected credits usage.  Accordingly, the Company deferred revenue representing the full value of the potential future credits until those credits are used or expire.

During 2004, the Company made a large sale to a carrier that is a significant customer, and subsequently discovered that more than half of that original product had not been sold through to end customers at December 31, 2004.  Although the sale to the carrier was final with no stated or implied right of return under its sales terms, and was paid in full, the Company identified a risk of possible future concession to the customer.  Accordingly, the proceeds related to the sale of product of $4,770,170 that was not sold through to end customers was deferred at December 31, 2004, together with its associated cost of $2,929,547.  The Company’s policy is to recognize the revenue and associated costs as the product is sold through to end customers or when the risk of concession is significantly reduced.  This would likely occur when more of the same or next generation equipment is sold to this carrier at undiscounted prices.  During 2005, this customer purchased additional units of the same product at undiscounted prices and, thus, the Company determined that the risk of possible concession to the customer no longer existed; accordingly, the Company recognized the deferred revenue as net sales and the related inventories as cost of sales, resulting in gross profit of $1,840,623 in 2005.

The Company also generates revenue from the sale of mapping software and services in the form of fees for units registered with carriers.  Revenue recognized from such non-hardware sales represented approximately 3% of net sales in 2006 and 2005.  For these sales, revenue is recognized when delivery has occurred and no future obligation exists beyond standard warranty commitments.  The development and sale of this software was discontinued in 2006 and is not expected to be a source of revenue going forward.

The Company generally grants a one-year warranty on all of its products.  Anticipated future warranty costs are accrued when the related revenue is recognized.  At December 31, 2006 and 2005, anticipated future warranty costs of $117,880 and $73,171, respectively, are included in Other Accrued Liabilities and actual warranty costs incurred were approximately $143,000 and $88,000 during the years ended December 31, 2006 and 2005, respectively.

Cash and Cash Equivalents  -  The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Credit Risk  -  The Company’s financial instruments subject to credit risk consist primarily of cash and accounts receivable. The Company’s policy is to place its cash and cash equivalents with high quality financial institutions in order to limit its credit exposure, although certain balances on deposit at December 31, 2006 and 2005 exceeded the amounts insured by the FDIC and SIPC (in 2006).  To date, the Company has not experienced any credit losses associated with these financial instruments.

The Company performs ongoing credit evaluations of its customers and does not typically require collateral. Accounts receivable are due under normal trade terms.  The Company does not charge interest on overdue invoices.   Payments of accounts receivable are allocated to the specific invoices on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

Management reviews individually all customer account balances periodically and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected.  The aggregation of such amounts is recorded as allowance for doubtful accounts.

Three customers accounted for 15%, 15% and 11%, respectively, of total accounts receivable at December 31, 2006.  Two of these same customers represented 11% and 10%, respectively, of net sales for the year ended December 31, 2006.  Two customers accounted for 19% and 12%, respectively, of total accounts receivable at December 31, 2005.  One customer represented 26% of net sales for the year ended December 31, 2005, of which $4,770,170 or 24% of net sales was from the recognition of revenue that had been deferred at December 31, 2004.  Another customer represented 10% of net sales for the year ended December 31, 2005.

Inventories  - Inventories are stated at the lower of standard cost (which approximates the first-in, first-out method) or market.

Property and Equipment  -  Property and equipment are stated at cost.   Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years.  Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the term of the lease.  Expenditures for maintenance and repairs are charged to operations as incurred.

Change in Accounting Estimate  -  Effective January 1, 2006, the Company revised its estimate of the useful lives of computer hardware equipment from five years to three years to more closely approximate the expected period during which such assets will remain in service.  The change in estimate applies to depreciation for new and existing computer hardware equipment as of the effective date, and had the effect of increasing depreciation expense and accumulated depreciation, and decreasing income before income taxes by $32,480, and decreasing net income by $19,490 in 2006.

Fair Value of Financial Instruments  -  The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short maturities.  The carrying amount of the notes payable also approximates fair value, based on the borrowing rates available for loans with similar terms.  The fair value of stock warrants is determined based on the minimum value method (see Note 8).

Income Taxes  -  The Company is taxed as a C-corporation for federal and California income tax purposes.  The provision for income taxes is based on the liability method of accounting under SFAS No. 109, Accounting for Income Taxes.   The tax effects related to temporary differences in the timing of income and expenses recognized for financial statement and income tax reporting purposes are reflected in deferred income taxes in the balance sheet at the current applicable tax rate.  The primary temporary differences relate to the deferred revenue, the allowance for doubtful accounts, inventory overhead adjustments, accrued expenses, and utilization of net operating loss and tax credit carryovers. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

Freight Costs  -  Amounts billed to customers for freight of $159,121 and $66,822 for the years ended December 31, 2006 and 2005, respectively, are included in net sales.  Freight costs incurred by the Company of $227,746 and $176,860 for the years ended December 31, 2006 and 2005, respectively, are included in cost of sales.

Other Expenses  - Other expenses in 2005 included approximately $233,000 for estimated potential liabilities for sales taxes related to direct sales in states in which the Company had employees.

Stock-Based Compensation  -  Through December 31, 2005, the Company accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB No. 25 (FIN 44) and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123 and 148, Accounting for Stock-Based Compensation (SFAS No. 123 and 148).  Under APB No. 25, compensation cost is generally based on the difference, if any, of the estimated fair value of the Company’s stock on the date of grant over the exercise price of the option.

Stock-Based Compensation (continued)  -  Through December 31, 2005, the Company accounted for equity instruments issued in exchange for the receipt of goods or services from non-employees in accordance with the provisions of SFAS No. 123 and the consensus reached by the Emerging Issues Task Force (EITF) in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.  Costs are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  The value of equity instruments issued for consideration of other than employee services is determined on the earlier of the date on which a firm commitment for performance by the provider of goods or services first exists or on the date performance is complete, using the minimum value method.

As permitted under SFAS No. 123, the Company continued to measure compensation costs for stock-based employee compensation using the intrinsic value method prescribed by APB No. 25.  Accordingly, the Company recognized no compensation costs through December 31, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which is a revision of SFAS No. 123.  SFAS No. 123R supersedes APB No. 25, and amends FASB Statement No. 95, Statement of Cash Flows.  Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123.  However, SFAS No. 123R generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of income based on their fair values.  Pro forma disclosure of fair value recognition is no longer an alternative.  The Company was required to adopt the provisions of SFAS No. 123R as of January 1, 2006 for the year ended December 31, 2006.

Because the Company used the minimum value method for measuring stock options, it must use the prospective method for adopting the provisions of SFAS No. 123R.  Under the prospective method, the provisions of SFAS No. 123R are applied only to new grants and to awards modified, repurchased or cancelled after the effective date.  Since no such transactions have occurred since the effective date, the adoption of SFAS No. 123R did not have a significant effect on the Company’s financial statements through December 31, 2006.

3.       INVENTORIES

Inventories consist of the following as of December 31:

	2006	2005

Raw materials	$3,460,403	$1,492,006
Work-in-process	146,697	113,105
Finished goods	153,710	213,519

	$3,760,810	$1,818,630

4.       PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	2006	2005

Computer software and equipment	$365,136	$256,772
Lab equipment	186,157	172,594
Furniture and fixtures	2,916	2,916
Leasehold improvements	6,719	—
	560,928	432,282

Less accumulated depreciation and amortization	(245,140)	(134,208)

	$315,788	$298,074

5.                     FINANCING AGREEMENTS

In December 2005, the Company executed a Loan and Security Agreement (the Loan Agreement) with a venture financing company.  The total amount of the agreement is $6,500,000.  The Loan Agreement consists of two credit facilities: a $4,500,000 term loan (the “Term Loan”) and a $2,000,000 revolving facility (the “Revolving Loan”).  Interest on the Term Loan is at a rate of prime plus 3.25% and principal and interest is payable monthly for a period of 36 months after the first year in which there is no principal amortization and, therefore, interest-only payments.  Borrowings are to be drawn down in tranches based on specified milestones.  The outstanding balance under the Term Loan was $3,500,000 and $2,000,000 at December 31, 2006 and 2005, respectively (see Note 6).

The Revolving Loan provides for borrowing at the lesser of $2,000,000 or 80% of the Company’s eligible receivables as defined in the Loan Agreement for a term of 24 months, and borrowings bear interest at prime plus 1.5%.  The Company has no borrowings under the Revolving Loan through December 31, 2006.

Loan fees and other costs of $350,000 were paid in December 2005 and are amortized to interest expense over the terms of the loans with $87,692 allocated to the Revolving Loan and $262,308 allocated to the Term Loan, based on relative maximum principal amounts.  Amortization is based on the straight-line method due to the uncertainty of principal amounts outstanding over the terms of the loans and because the effective interest method is not expected to be materially different from the straight-line method.  Amortization was $109,423 for the year ended December 31, 2006.  Future annual amortization of the loan fees is expected to be as follows:  2007 - $109,423 (included in prepaid expenses and other in the accompanying 2006 balance sheet); 2008 - $65,577; 2009 - $65,577.

The Company also issued Series D preferred stock warrants, valued at $149,600, in connection with the Loan Agreement (see Note 8).  As such, the Term Loan is carried at $3,399,308 and $1,850,400 at December 31, 2006 and 2005, respectively (see Note 6), net of the unamortized portion of the fair value of the warrants of $100,692 and $149,600 at December 31, 2006 and 2005, respectively.  The warrant value is amortized to interest expense using the same amortization basis as the loan fees.  Amortization of the warrants was $48,908 for the year ended December 31, 2006.

The Loan Agreement contains certain prepayment or early termination fees, cash account control agreements and restrictive covenants, including quarterly measures of trailing annual profitability beginning at March 31, 2006.  Borrowings are collateralized by substantially all assets of the Company.  At December 31, 2006, the Company was in compliance with the financial covenants.

6.                     NOTES PAYABLE

Notes payable consists of the following as of December 31:

	2006	2005
Term loan payable, net of unamortized portion of fair value of warrant issued, interest at prime plus 3.25% (11.5% at December 31, 2006), interest only payable through January 2007, at which time 36 equal principal payments plus interest are payable through January 2010 (see Note 5).	$3,399,308	$1,850,400

Note payable and accrued interest to stockholder, unsecured, interest at 6%, principal and interest payable on December 31, 2007 or earlier at the option of the stockholder upon occurrence of certain events involving changes in ownership control. Repayment is subordinated to borrowings from banks and other lending and financial institutions.	114,151	141,103

Note payable and accrued interest to landlord in connection with early termination of facilities lease and re-lease of new facilities (see Note 10), interest at 11%, principal and interest payable monthly at $5,271 beginning December 2004 through November 2009, and guaranteed by a stockholder. Repayment is subordinated to borrowings under the Loan Agreement (see Note 5).	154,237	197,524
	3,667,696	2,189,027

Less current maturities	(1,182,935)	(43,286)

Notes payable, less current maturities	$2,484,761	$2,145,741

Future maturities of notes payable and amortization of the warrant as of December 31, 2006 are as follows:

Years Ending		Warrant
December 31,	Payments	Amortization	Net

2007	$1,231,843	$(48,908)	$1,182,935
2008	1,220,410	(25,892)	1,194,518
2009	1,218,913	(25,892)	1,193,021
2010	97,222	—	97,222

	$3,768,388	$(100,692)	$3,667,696

7.                     INCOME TAXES

Income taxes benefit (expense) consists of the following for the years ended December 31:

	2006	2005

Currently payable:
Federal	$(952,787)	$—
Less benefit from utilization of net operating loss carryforwards	907,682	—
	(45,105)	—
State	(182,042)	(2,532)
Less benefit from utilization of net operating loss and credit carryforwards	171,675	—

	(10,367)	(2,532)
	(55,472)	(2,532)
Deferred income taxes:
Federal	(1,122,103)	(599,820)
State	(285,486)	(170,588)
Decrease in valuation allowance	2,621,570	770,408

	1,213,981	—

	$1,158,509	$(2,532)

The effective tax rate in 2006 and 2005 differs from the statutory federal tax rate (34%) primarily as a result of the change in the valuation allowance for deferred income tax assets of approximately $2,622,000 and $770,000 for the years ended December 31, 2006 and 2005, respectively, the impact of federal alternative minimum taxes for the year ended December 31, 2006, and the impact of state income taxes for the years ended December 31, 2006 and 2005, respectively.

Significant components of deferred income taxes as of December 31 are as follows:

	2006	2005

Federal and state tax credit carryforwards	$647,263	$705,429
Deferred revenue	212,432	539,427
Federal and state net operating loss carryforwards	63,117	1,124,301
Inventories	91,942	89,491
Allowance for doubtful accounts	69,943	113,565
Accrued employee compensation	60,143	112,323
Other accrued expenses	121,738	—
Depreciation	(51,798)	(62,966)

Total deferred income tax assets	1,214,780	2,621,570

Valuation allowance	—	(2,621,570)

	$1,214,780	$—

Deferred income taxes are presented in the balance sheets as follows:

	2006	2005

Current assets	$1,101,013	$—
Non-current assets	113,767	—

	$1,214,780	$—

Through December 31, 2005, management believed that since the Company had not yet sustained a multi-year period of profitable operations, there was sufficient uncertainty regarding the realizability of the net deferred income tax assets such that a full valuation allowance was recorded as of December 31, 2005.  The Company continues to assess the realizability of the deferred income tax assets based on actual and forecasted operating results.  Accordingly, because the Company attained profitable operations again in the year ended December 31, 2006, management now believes that a full valuation allowance is no longer necessary at December 31, 2006.

At December 31, 2006, the Company had federal and state income tax credit carryforwards of approximately $432,000 and $326,000, respectively, which expire from 2010 through 2024 (federal) and indefinitely (state).  The Company also had federal net operating loss carryforwards of approximately $186,000, which expire in 2025.

Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credits that can be carried forward may be impaired or limited in certain circumstances.  Events which may cause changes in the Company’s net operating loss and tax credit carryovers include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period.  Management believes that no such ownership change has occurred through 2006.  If such a change had occurred, utilization of net operating losses and credit carryforwards would be limited annually to an amount derived from a formula based on the Company’s valuation at the date of the ownership change.

8.                     CAPITAL STOCK

Classes of Capital Stock

The Company has amended its Articles of Incorporation several times and, as of December 31, 2006, is governed by the Third Amended and Restated Articles of Incorporation dated December 11, 2003 and its subsequent amendment dated January 25, 2006.

At December 31, 2006, the Company is authorized to issue two classes of stock.

Common stock has no par value, with 40,000,000 shares authorized and 8,554,908 and 8,357,293 shares issued and outstanding at December 31, 2006 and 2005, respectively.

Preferred stock has no par value, with total shares authorized, issued and outstanding in series designated as follows at December 31, 2006 and 2005:

		Issued and
	Authorized	Outstanding

Series B Preferred Stock	3,250,000	3,212,158
Series C Preferred Stock	1,700,000	1,700,000
Series D Preferred Stock	17,200,000	12,613,431

	22,150,000	17,525,589

Significant rights and privileges of the classes of capital stock are as follows at December 31, 2006:

Dividends  - Payable on a non-cumulative basis on Series D preferred stock at an annual rate of $.0184 per share when and if declared, prior to any dividends paid or declared on any other preferred or common stock other than a common stock dividend.  Payable on a non-cumulative basis on Series B and C preferred stock at an annual rate of $.0333 per share for Series B and $.10 per share for Series C preferred stock when and if declared, prior to any dividends on common stock.  In the event of a dividend on common stock, an additional dividend is payable on all preferred stock, on an as-if-converted to common stock basis, equal to the dividend on common stock.

Liquidation Preference  - With respect to rights upon liquidation, winding up, or dissolution, an amount equal to the original issue price plus accrued but unpaid dividends is payable to Series D preferred stockholders.  Any excess funds are then payable on the same respective bases to Series B and Series C preferred stockholders as a group.  If excess funds remain after preference payments to all preferred stockholders, common stockholders are entitled to receive $.23 per share.  Any funds remaining after paying the full preference amounts for each class of stock are distributed to all stockholders pro rata on an as-if-converted basis, based on the number of common stock shares held or attributed to each stockholder.  A liquidation event includes any consolidation or merger with another entity that results in the stockholders holding less than a majority of the voting power thereafter.

Voting Rights  - Each share of common stock is entitled to one vote and each share of preferred stock is entitled to the number of votes equal to the number of common stock shares into which the preferred stock is convertible.  As long as at least 6,000,000 shares of Series D preferred stock are outstanding, such stockholders are entitled to elect two directors.  In addition, Series D preferred stockholders are entitled to nominate one independent director to be elected by all stockholders voting as a single class.  As long as at least 3,000,000 shares of Series B and Series C preferred stock are outstanding, such stockholders are entitled to elect one director, voting as a class.  Common stockholders are entitled to elect one director.  All stockholders voting together as a single class elect any remaining directors.

Conversion  - Each share of preferred stock is voluntarily or mandatorily convertible into the number of common shares which results from dividing the “conversion price” per share into the original issue price per share of such series of preferred stock.  The initial conversion price per share is the original issue price for each series of preferred stock.  The original issue price per share of preferred stock is as follows:  Series B - $0.3333; Series C - $1.00; and Series D - $0.23.  The conversion price is subject to change in accordance with anti-dilution provisions, as defined. Conversion of preferred shares is mandatory in the event of a firm underwritten public offering with minimum proceeds, as defined, or at the election of a majority of preferred stockholders voting as a single class.

Redemption  - Commencing on the fifth anniversary of the issuance date, based on a request by at least two-thirds of the holders of the then outstanding shares of Series D preferred stock, the Company must redeem the Series D preferred stock shares at the original issue price plus any declared but unpaid dividends.

Protective Rights  - Certain significant corporate actions, generally related to capital stock transactions, require the approval of the holders of a majority of the shares of each series of preferred stock, voting as a separate series.

Other Agreements – The founder stockholders, the Series D preferred stock investors and other major stockholders are subject to the terms of the Investor Rights Agreement and the Voting Agreement.  These agreements stipulate the terms under which stockholders may require the Company to file a Registration Statement under the Securities Act, participate in such registration, participate in subsequent stock issuances and elect members of the Board of Directors.

Warrants – Series D Preferred Stock

In 2003, the Company issued warrants to purchase Series D preferred stock in conjunction with a revolving note payable to stockholder that was converted to Series D preferred stock in 2004.  The number of shares subject to the Series D preferred stock warrant was determined by dividing $190,000 by the Series D preferred stock issuance cost of $.23, resulting in 826,087 shares.  This Series D preferred stock warrant expired in January 2004, however, at expiration was replaced with a similar warrant that will expire on December 31, 2008.

In addition to this Series D preferred stock warrant, additional warrants were issued in connection with the Series D Preferred Stock Purchase Agreement executed in January 2004 as follows:

	Shares	Fair Value

Warrants issued with Series D preferred stock	1,813,528	$64,773
Warrants in consideration of finder’s fee	150,000	5,200

	1,963,528	69,973
Warrants in consideration of loan guarantees (charged to interest expense)	806,522	28,800

	2,770,050	$98,773

These warrants are exercisable at $.23 per share and expire on December 31, 2008.  The Company determined that the fair value of the warrants is approximately $0.04 per share using the minimum value method with the following assumptions:  dividend yield of zero, warrant term of five years, and a risk-free interest rate of 3.375%.

In connection with the Loan Agreement (see Note 5), the Company issued a warrant for the purchase of 908,798 shares of Series D preferred stock at $0.624 per share.  The warrant is dated December 28, 2005 and expires in seven years on December 28, 2012.  The Company determined that the fair value of the warrant is $149,600 using the minimum value method with the following assumptions: dividend yield of zero, warrant term of seven years, and a risk-free interest rate of 4.375%.

Warrants for the purchase of 4,504,935 shares of Series D preferred stock were outstanding at December 31, 2006 and 2005.

9.       STOCK OPTIONS

The Board of Directors has adopted the 1997 Stock Option Plan (the Plan).  A maximum of 7,400,000 shares have been authorized for issuance under the Plan. Under this Plan, incentive and non-statutory options to purchase common stock at fair market value as determined by a committee of the Board of Directors may be granted to key employees, non-employee directors, consultants and advisors of the Company.  Options generally vest over a four-year period and expire ten years from the date of grant.  At termination of employment, options are generally canceled if not exercised within 90 days, and shares covered by canceled options are returned to the Plan and are available for future grant.

A summary of option activity under the Plan is as follows:

		Options Outstanding
	Shares Available For Grant	Number of Shares	Weighted Average Exercise Price
Balances at January 1, 2005	1,909,569	2,808,746	$0.24

Granted	(74,000)	74,000	$0.50
Exercised	—	(16,364)	$0.11
Cancelled	271,591	(271,591)	$0.13

Balances at December 31, 2005	2,107,160	2,594,791	$0.28

Exercised	—	(197,615)	$0.22
Cancelled	59,040	(59,040)	$0.35

Balances at December 31, 2006	2,166,200	2,338,136	$0.29

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.11	430,740	7.08	$0.11	311,994	$0.11
$0.23	216,396	7.16	$0.23	99,727	$0.23
$0.33	1,604,000	7.57	$0.33	971,593	$0.33
$0.50	87,000	8.28	$0.50	37,225	$0.50

	2,338,136	7.47	$0.29	1,420,539	$0.28

10.               COMMITMENTS

Operating Lease

Effective December 1, 2003, the Company entered into a two year lease for its operating facility that also requires the Company to pay its pro-rata share of the building’s property taxes, insurance and normal maintenance costs.  This lease was executed in connection with a lease termination agreement with the same landlord for the Company’s former operating facilities that was scheduled to expire in November 2006.  Under the lease termination agreement, the Company also executed a note payable for delinquent rent due under the original lease (see Note 6).  The lease was extended one year at its expiration date in November 2005, and was renewable for an additional one-year term, which was exercised effective November 2006.  Rental expense was $101,673 and $126,736 for the years ended December 31, 2006 and 2005, respectively.

Future minimum rental payments required under this lease agreement, through the extended term of November 2007, are $76,891.

11.               EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit-sharing plan (the Plan) covering substantially all employees.  The Plan provides for voluntary salary reduction contributions by eligible participants in accordance with Section 401(k) of the Internal Revenue Code, as well as discretionary matching and profit sharing contributions from the Company.  Profit-sharing and 401(k) matching contributions are determined annually by the Company’s Board of Directors, and no company contributions were approved for the years ended December 31, 2006 and 2005.

12.               SUBSEQUENT EVENT – PENDING SALE OF COMPANY

On March 19, 2007, Sierra Wireless, Inc. (Sierra), its wholly owned subsidiary SWMS, Inc. (SWMS), and AirLink Communications, Inc. (AirLink) and its stockholders, entered into an Amended and Restated Agreement and Plan of Merger (Merger Agreement), which was subsequently amended effective May 8, 2007.  Sierra is a publicly traded company, with its common shares listed on both the Toronto Stock Exchange and the U.S. Nasdaq National Market.  The Merger Agreement provides that Sierra will pay $11,000,000 in cash and issue 1,309,880 of its unissued, authorized common shares, subject to a working capital adjustment, in exchange for all of the outstanding shares of capital stock of AirLink, to effect the merger of AirLink with and into SWMS, with SWMS the surviving corporation.  After the merger, AirLink will cease to exist as a separate entity and the former stockholders of AirLink entitled to receive Sierra common shares will become stockholders of Sierra unless they exercise their dissenters’ rights available under California General Corporation Law.  Sierra common shares issued in connection with the merger, constituting approximately 10% of the total merger consideration, will be deposited in escrow for a period of up to 18 months to secure indemnification obligations.  The terms of the Merger Agreement and the ancillary agreements have been unanimously approved by the respective boards of directors of Sierra and AirLink.

12.               SUBSEQUENT EVENT – PENDING SALE OF COMPANY

Sierra is a vendor of the Company.  Total purchases from Sierra were $2,756,043 and $1,654,982 for the years ended December 31, 2006 and 2005, respectively.  Accounts payable to Sierra were $533,035 and $251,505 as of December 31, 2006 and 2005, respectively.